UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2009
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

NEWS RELEASE
Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX REPORTS FIRST QUARTER RESULTS
April 28, 2009
For the first quarter of 2009, Methanex reported Adjusted EBITDA1 of $13.1 million and a net loss of $18.4 million ($0.20 per share on a diluted basis). This compares with Adjusted EBITDA of negative $13.3 million and a net loss of $3.9 million ($0.04 per share on a diluted basis) for the fourth quarter of 2008.
Bruce Aitken, President and CEO of Methanex commented, “Despite the current environment of weaker demand and lower methanol prices, we generated positive cash flow from operations during the first quarter. In addition, our first quarter results would normally have been higher, however our cost structure had not fully adjusted from the higher methanol price environment last year and this negatively impacted our results.”
Mr. Aitken added, “Global methanol demand stabilized during the first quarter, and we have seen some improvement in demand recently, particularly in China where imports have increased significantly over the past few months. Entering the second quarter, our average posted contract price has decreased marginally, as prices in Europe and North America have trended downward, while the price in Asia has strengthened.”
Mr. Aitken concluded, “With US$313 million of cash on hand at the end of the quarter, low leverage, no near term refinancing requirements and a US$250 million undrawn credit facility, we are in a strong financial position and we are committed to maintaining financial strength and flexibility to meet our financial commitments through this period of uncertainty and continue to invest to grow the Company.”
A conference call is scheduled for April 29, 2009 at 11:00 am ET (8:00 am PT) to review these first quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-7132, or toll free at (888) 205-4499. The passcode for the call is 45654. A playback version of the conference call will be available for fourteen days at (877) 245-4531. The reservation number for the playback version is 668311. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached First Quarter 2009 Management’s Discussion and Analysis contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including the on-time and on-budget completion of our new methanol joint venture project in Egypt, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries, fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses, the price of oil, the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations, world-wide economic conditions and other risks described in our 2008 Management’s Discussion and Analysis and the attached First Quarter 2009 Management’s Discussion and Analysis. In addition to the foregoing risk factors, the current global financial crisis and its impact on global economies has added additional risks and uncertainties including changes in capital markets and corresponding effects on the company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

[1]
Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures in the attached First Quarter 2009 Management’s Discussion and Analysis for a description of each supplemental non-GAAP measure and a reconciliation to the most comparable GAAP measure.

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For further information, contact:

Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This First Quarter 2009 Management’s Discussion and Analysis dated April 28, 2009 should be read in conjunction with the 2008 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2008 Annual Report. The Methanex 2008 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except where noted)	2009	2008	2008
Sales volumes (thousands of tonnes)
Produced methanol	1,000	829	678
Purchased methanol	270	435	669
Commission sales [1]	131	134	143

Total sales volumes	1,401	1,398	1,490
Methanex average non-discounted posted price ($ per tonne) [2]	216	388	703
Average realized price ($ per tonne) [3]	199	321	545
Adjusted EBITDA [4]	13.1	(13.3)	126.2
Cash flows from operating activities	67.9	49.7	109.1
Cash flows from operating activities before changes in non-cash working capital [4]	4.8	(34.7)	100.9
Operating income (loss) [4]	(15.8)	(39.7)	103.1
Net income (loss)	(18.4)	(3.9)	64.6
Basic net income (loss) per common share	(0.20)	(0.04)	0.66
Diluted net income (loss) per common share	(0.20)	(0.04)	0.66
Common share information (millions of shares):
Weighted average number of common shares	92.0	92.6	97.2
Diluted weighted average number of common shares	92.0	92.7	97.5
Number of common shares outstanding, end of period	92.0	92.0	95.6

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]
These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q1 2009		Q4 2008	Q1 2008
(thousands of tonnes)	Capacity[1]	Production	Production	Production
Chile I, II, III and IV	960	228	272	309
Titan (Trinidad)	213	223	225	217
Atlas (Trinidad) (63.1% interest)	268	204	269	293
New Zealand [2]	350	194	200	120

	1,791	849	966	939

[1]
The production capacities for our Trinidad plants are stated at original nameplate capacity. These facilities are able to operate above original nameplate capacity as a result of efficiencies gained through improvements and experience at these plants. The production capacity for our facilities in Chile and New Zealand may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
In October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our 530,000 tonne per year Waitara Valley facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant, both, or neither, depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms and accordingly, we have included both of these facilities in the production capacity for New Zealand. We have excluded the second Motunui facility from production capacity in New Zealand as we currently do not intend to restart this facility.

Chile
Our methanol facilities in Chile produced 228,000 tonnes during the first quarter of 2009 compared with 272,000 tonnes during the fourth quarter of 2008. Production from our Chile facilities for the first quarter of 2009 was lower compared with the fourth quarter of 2008 primarily due to an unplanned outage in February which resulted in lost production of approximately 35,000 tonnes.
We are currently operating our methanol facilities in Chile at approximately 30% of capacity due to curtailments of our natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2008 Annual Report for more information.
Our goal is ultimately to return to operating all four of our plants in Chile with natural gas from suppliers in Chile. We are pursuing investment opportunities with the state-owned energy company Empresa Nacional del Petroleo (ENAP), GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. During 2007, we signed an agreement with GeoPark under which we provided $40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. GeoPark has continued to increase deliveries to our plants in Chile and for the first quarter of 2009 approximately 30% of total production at our Chilean facilities was produced with natural gas from the Fell block. In May 2008, we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and to supply natural gas to our production facilities in Chile. Under the arrangement, we expect to contribute approximately $100 million in capital over the next two to three years to fund a 50% participation in the block. The arrangement is subject to approval by the government of Chile, which we expect to receive in the first half of 2009. As at March 31, 2009, we had contributed $50 million of the total expected capital of $100 million for the Dorado Riquelme block. Approximately $33 million has been placed in escrow until final approval from the government is received and approximately $17 million has been paid to fund development and exploration activities. We have been receiving some natural gas deliveries from the Dorado Riquelme block since May 2008 and we expect natural gas supply from this block to increase over time.
We continue to pursue other investment opportunities to help accelerate natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Under the terms of the agreements from the bidding round there are minimum investment commitments. Planning and exploration activities have commenced. In July 2008, we announced that under the international bidding round, the Otway exploration block in southern Chile was awarded to a consortium that includes Wintershall, GeoPark, and Methanex. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Exploration work is expected to commence by the end of this year upon receipt of certain government approvals. The minimum exploration investment committed in the Otway block by the consortium for the first phase is $11 million over the next three years.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Trinidad
Our methanol facilities in Trinidad represent over 2.0 million tonnes of competitive cost annual capacity. Our methanol facilities in Trinidad produced a total of 427,000 tonnes during the first quarter of 2009 compared with 494,000 tonnes during the fourth quarter of 2008. We completed planned turnaround activities at our Atlas facility in February and this reduced production by approximately 75,000 tonnes.
New Zealand
Our New Zealand facilities produced 194,000 tonnes during the first quarter of 2009 compared with 200,000 tonnes during fourth quarter of 2008.
In early October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our smaller scale 530,000 tonne Waitara Valley facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant or both depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of changes in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the first quarter of 2009, we recorded Adjusted EBITDA of $13.1 million and a net loss of $18.4 million ($0.20 per share on a diluted basis). This compares with Adjusted EBITDA of negative $13.3 million and a net loss of $3.9 million ($0.04 per share on a diluted basis) for the fourth quarter of 2008 and Adjusted EBITDA of $126.2 million and net income of $64.6 million ($0.66 per share on a diluted basis) for the first quarter of 2008.
During the fourth quarter of 2008, as a result of the major slowdown in the global economy there was a significant reduction in global demand for methanol and an increase in global inventories. This impacted our business through lower sales volumes and lower methanol pricing during the fourth quarter of 2008 and into early 2009. In addition, these factors resulted in a pre-tax charge to earnings of $33 million related to a write-down of our inventory value to estimated net realizable value at December 31, 2008. Our costs were higher for the first quarter of 2009 than would be expected at first quarter pricing levels due to the lag impact of selling opening inventory at costs that are higher than the costs incurred to produce or purchase methanol in the first quarter of 2009.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q1 2009	Q1 2009
	compared with	compared with
($ millions)	Q4 2008	Q1 2008
Average realized price	$(156)	$(440)
Sales volumes	—	(8)
Total cash costs	149	335
Inventory write-down charge	33	—

	$26	$(113)

Average realized price

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ per tonne, except where noted)	2009	2008	2008
Methanex average non-discounted posted price [1]	216	388	703
Methanex average realized price	199	321	545
Average discount	8%	17%	22%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

During the fourth quarter of 2008, the global economic slowdown led to a sudden and significant reduction in global methanol demand and an increase in global inventories. This resulted in a decrease in contract methanol pricing during the fourth quarter of 2008 and into 2009. During the first quarter of 2009 methanol pricing remained relatively stable. Our average non-discounted posted price for the first quarter of 2009 was $216 per tonne compared with $388 per tonne for the fourth quarter of 2008 and $703 per tonne for the first quarter of 2008. Our average realized price for the first quarter of 2009 was $199 per tonne compared with $321 per tonne for the fourth quarter of 2008 and $545 per tonne for the first quarter of 2008. The decrease in our average realized price for the first quarter of 2009 compared with these periods decreased our Adjusted EBITDA by $156 million and $440 million, respectively.
For the first quarter of 2009 our average realized price was approximately 8% lower than our average non-discounted posted price. This compares with approximately 17% lower for the fourth quarter of 2008 and 22% lower for the first quarter of 2008. We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin and accordingly, the discount from our average non-discounted posted prices for the first quarter of 2009 is lower than the comparable periods above as a result of lower methanol pricing.
Sales volumes
Total methanol sales volumes excluding commission sales volumes for the first quarter of 2009 were higher by 6,000 tonnes compared with the fourth quarter of 2008 and lower by 77,000 tonnes compared with the first quarter of 2008. This resulted in lower Adjusted EBITDA by $8 million for the first quarter of 2009 compared with the first quarter of 2008.
Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs for the first quarter of 2009 were lower compared with the fourth quarter of 2008 and the first quarter of 2008 by $149 million and $335 million, respectively. Natural gas costs on sales of produced methanol were lower during the first quarter of 2009 compared with the fourth quarter of 2008 and the first quarter of 2008 by $64 million and $89 million, respectively, primarily as a result of the impact of lower methanol pricing. Purchased methanol costs were also lower as a result of the impact of lower methanol pricing during the first quarter of 2009 compared with the fourth quarter of 2008 and the first quarter of 2008 and this resulted in lower cash costs by $52 million and $113 million, respectively. Purchased methanol represented a lower proportion of our overall sales volumes during the first quarter of 2009 compared with the fourth quarter of 2008 and the first quarter of 2008 and this resulted in lower cash costs by approximately $32 million and $128 million, respectively. During the first quarter of 2009, we made the decision to reduce the work force for our Chilean operations by approximately 15%, or 37 employees. As a result, we accrued approximately $4 million in severance and termination costs during the first quarter of 2009. We made a similar decision related to our Chilean operations during the first quarter of 2008.
For the first quarter of 2009 compared with the fourth quarter of 2008, other changes in cash costs were lower selling, general and administrative expenses primarily as a result of lower travel, consulting and other costs and lower ocean freight costs primarily as a result of lower fuel costs. For the first quarter of 2009 compared with the first quarter of 2008, other changes in cash costs were lower selling, general and administrative expenses primarily as a result of lower stock-based compensation costs due to the impact of changes in our share price as well as lower travel, consulting and other costs.
Inventory write-down charge
We record inventory at lower of cost and estimated net realizable value. The carrying value of our inventory, for both produced methanol as well as methanol we purchase from others, will reflect methanol pricing at the time of production or purchase and this will differ from methanol pricing at period end. Methanol prices fell sharply in late 2008 and early 2009 and in the fourth quarter of 2008, we recorded a pre-tax charge to earnings of $33 million to write-down the carrying value of inventory to estimated net realizable value at December 31, 2008.
Depreciation and Amortization
Depreciation and amortization was $29 million for the first quarter of 2009 compared with $26 million for the fourth quarter of 2008. The increase in depreciation and amortization for the first quarter of 2009 compared with the fourth quarter of 2008 is primarily due to higher sales volumes of produced methanol which includes depreciation charges.
Interest Expense

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2009	2008	2008
Interest expense before capitalized interest	$15	$14	$14
Less capitalized interest	(7)	(5)	(3)

Interest expense	$8	$9	$11

Interest expense before capitalized interest for the first quarter of 2009 was $15 million compared with $14 million for both the fourth quarter of 2008 and the first quarter of 2008. We have limited recourse debt of $530 million for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. Interest costs related to this project are capitalized.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest and Other Income (Expense)

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2009	2008	2008
Interest and other income (expense)	$(4)	$(2)	$(1)
Interest and other income (expense) for the first quarter of 2009 was an expense of $4 million compared with an expense of $2 million for the fourth quarter of 2008. For the first quarter of 2009, our interest and other income (expense) included a foreign exchange loss of approximately $4 million. The change in interest and other income (expense) during the first quarter of 2009 compared with the fourth quarter of 2008 and the first quarter of 2008 was primarily due to lower interest income on cash balances as well as changes in foreign exchange gains and losses.
Income Taxes
The effective tax rate for the first quarter of 2009 was 32% compared with 29% for the first quarter of 2008.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.
SUPPLY/DEMAND FUNDAMENTALS
During the fourth quarter of 2008, the global financial crisis and weak economic environment led to a major reduction in global demand for most traditional methanol derivatives (which make up approximately 70% of global methanol demand). While there has been some softness in methanol demand into DME, overall demand into energy related derivatives, including MTBE, have remained relatively stable. Overall, we estimate global methanol demand declined by about 15% in the fourth quarter of 2008 compared to the third quarter of 2008. During the first quarter of 2009 global methanol demand remained at similar levels compared with the fourth quarter and we estimate total global demand is currently approximately 36 million tonnes measured on an annualized basis. In reaction to this decrease in demand, many high cost methanol plants have been operating at lower rates or have shut down, particularly in China, where we estimate approximately 6 million tonnes of high cost methanol production capacity shut down during the fourth quarter of 2008 and remained shut down during the first quarter of 2009. Net imports into China have increased significantly to displace some of the domestic production that has been shut down. In reaction to this decrease in demand, there was a significant decrease in spot and contract methanol pricing during the fourth quarter of 2008 and at the beginning of the first quarter of 2009. During the first quarter, pricing stabilized and our average non-discounted posted pricing in April was approximately $210 per tonne. In recent weeks, we have seen a modest improvement in global demand and spot prices have increased in all major regions.

Methanex Non-Discounted Regional Posted Prices[1]
	Apr	Mar	Feb	Jan
(US$ per tonne)	2009	2009	2009	2009
United States	200	216	233	233
Europe [2]	193	220	220	220
Asia	230	215	200	200

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€146.5 for Q2 2009 (Q1 2009 — €159) converted to United States dollars.
The next increments of world scale capacity additions outside of China are two 1.7 million tonne per year plants in Malaysia and Iran. The Malaysian plant is in the process of starting up and we expect product from this plant to be available during the first half of 2009. We expect product from the Iranian plant to be available to the market in the second half of 2009.
The weak economic environment poses significant uncertainty for our business and the future demand for methanol. Methanol demand into traditional derivatives is correlated to industrial production and we believe that methanol demand into traditional derivatives should improve when the macro economic environment improves. Over the past two years, high energy prices have driven demand for methanol into emerging energy applications such as gasoline blending and DME, primarily in China. While demand into these derivatives in China has remained steady during the recent lower energy price environment, we believe demand potential into these emerging energy derivatives will be stronger in a higher energy price environment.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities in the first quarter of 2009 were $68 million compared with $109 million for the same period in 2008. The change in cash flows for the first quarter of 2009 compared with the first quarter of 2008 is primarily a result of lower earnings and the changes in net working capital position. For the first quarter of 2009 we had a net working capital inflow of $63 million compared with a net working capital inflow of $8 million for the first quarter of 2008. The changes in non-cash working capital are primarily driven by the impact of changes in methanol pricing on our non-cash working capital balances, changes in inventory levels and timing of cash payments and collections.
During the first quarter of 2009, we paid a quarterly dividend of US$0.155 per share, or $14 million.
We are constructing a 1.3 million tonne per year methanol facility in Egypt. We expect the methanol facility to begin operations in early 2010. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project and we will sell 100% of the methanol from the facility. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the first quarter of 2009, total plant and equipment construction costs related to our project in Egypt were $86 million. EMethanex has limited recourse debt of $530 million. As at March 31, 2009, a total of $366 million of this limited recourse debt has been drawn with $45 million being drawn during the first quarter of 2009. The total estimated future costs to complete the project, including capitalized interest related to the project financing and excluding working capital, are expected to be approximately $260 million. Our 60% share of future equity contributions, including capitalized interest related to the project financing and excluding working capital, is estimated to be approximately $60 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
As previously mentioned, we have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme hydrocarbon exploration block in southern Chile. Under the arrangement, we expect to contribute approximately $100 million in capital, including the $50 million we have invested to date, over the next two to three years and will have a 50% participation in the block. The arrangement is subject to approval by the government of Chile which is expected during the first half of 2009.
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to retain financial flexibility. This is particularly important in the current uncertain economic environment and the current difficult credit markets. Our cash balance at March 31, 2009 was $313 million and we have low leverage, no near term re-financing requirements, and an undrawn $250 million credit facility provided by highly rated financial institutions that expires in mid-2010. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for current operations, is currently estimated to total approximately $90 million for the period to the end of 2011.
We believe we are in a strong financial position and we are committed to maintaining financial strength and flexibility to meet our financial commitments through this period of uncertainty and continue to invest to grow the Company.
The credit ratings for our unsecured notes at March 31, 2009 were as follows:

Standard & Poor’s Rating Services	BBB- (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (negative)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

SHORT-TERM OUTLOOK
In the short term there is significant uncertainty caused by the global economic slowdown and its impact on our business. The significant slowdown in the global economy that began in the fourth quarter of 2008 has persisted into 2009 and it is uncertain how long the current weak economic environment will last or how severe it may become. These global economic conditions materially affect both the supply and demand for methanol and the price at which methanol is sold. The degree to which our business is impacted is dependent upon the duration and severity of these economic conditions.
In April 2009, our average non-discounted price across all of the major regions is approximately $210 per tonne. We currently believe that methanol prices should remain relatively stable during the second quarter. However, the methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry and investing to grow the Company.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES
For the three months ended March 31, 2009, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
On January 1, 2009, we adopted the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The impact of the retroactive adoption of this standard on our consolidated financial statements at January 1, 2009 is approximately $13 million recorded as a reduction to opening retained earnings and property, plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard. The impact for the three months ended March 31, 2009 was an increase to selling, general and administrative expenses of approximately $1.2 million (2008 — $0.9 million).
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.
As a result of the IFRS transition, changes in accounting policies are likely and may materially impact our consolidated financial statements. The IASB will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.
We have established a working team to manage the transition to IFRS. Additionally, we have established an IFRS steering committee to monitor progress and review and approve recommendations from the working team for the transition to IFRS. The working team provides regular updates to the IFRS steering committee and to the Audit, Finance & Risk Committee of the Board.
We have developed a plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. The IFRS transition plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, and control activities.
We have commenced the accounting policy selection phase and are addressing, on a priority basis, those areas which we believe may cause the most significant impact to our consolidated financial statements. In conjunction with the accounting policy selection phase, we are identifying the impact of IFRS on infrastructure (including financial reporting expertise and information technology and data systems), business activities (including financial covenants and compensation arrangements), and control activities (including internal control over financial reporting and disclosure controls and procedures).
We will continue to provide updates on the status of key activities for this convergence project in our quarterly and annual Management’s Discussion and Analysis throughout the convergence period to January 1, 2011.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ thousands)	2009	2008	2008
Cash flows from operating activities	$67,853	$49,693	$109,132
Add (deduct):
Changes in non-cash working capital	(63,036)	(84,377)	(8,267)
Other cash payments	1,290	545	320
Stock-based compensation recovery (expense)	(1,874)	1,155	(4,628)
Other non-cash items	(2,149)	3,505	(5,859)
Interest expense	7,559	8,675	10,690
Interest and other (income) expense	3,581	1,823	837
Current income taxes	(95)	5,697	23,960

Adjusted EBITDA	$13,129	$(13,284)	$126,185

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2009	2008	2008	2008
Revenue	$254,007	$408,384	$569,876	$600,025
Net income (loss)	(18,406)	(3,949)	70,045	38,059
Basic net income (loss) per common share	(0.20)	(0.04)	0.75	0.40
Diluted net income (loss) per common share	(0.20)	(0.04)	0.74	0.40

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2008	2007	2007	2007
Revenue	$735,934	$731,057	$395,118	$466,414
Net income	64,598	171,697	23,610	35,654
Basic net income per common share	0.66	1.74	0.24	0.35
Diluted net income per common share	0.66	1.72	0.24	0.35
NORMAL COURSE ISSUER BID
On May 6, 2008 the Company filed a Notice of Intention to Make a Normal Course Issuer Bid with Toronto Stock Exchange (“TSX”) pursuant to which the Company may repurchase up to 7,909,393 common shares of the Company, representing 10% of the public float of the issued and outstanding common shares of the Company as at May 2, 2008. This normal course issuer bid repurchase program, which is carried out through the facilities of the TSX, commenced on May 20, 2008 and will expire on the earlier of May 19, 2009 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. For the first quarter of 2009, the Company did not purchase any common shares under this program. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program. Shareholders may obtain a copy of the Notice of Intention without charge by contacting the Corporate Secretary at 604-661-2600.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS
This First Quarter 2009 Management’s Discussion and Analysis contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including the on-time and on-budget completion of our new methanol joint venture project in Egypt, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries, fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses, the price of oil, the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations, world-wide economic conditions and other risks described in our 2008 Management’s Discussion and Analysis and this First Quarter 2009 Management’s Discussion and Analysis. In addition to the foregoing risk factors, the current global financial crisis and its impact on global economies has added additional risks and uncertainties including changes in capital markets and corresponding effects on the company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of changes in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs. The price, cash cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by total methanol sales volume excluding commission sales volume in the current period plus the change in unabsorbed fixed cash costs, the change in consolidated selling, general and administrative expenses and the change in fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in total methanol sales volume excluding commission sales volume multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31	Mar 31
	2009	2008
		(As adjusted-
		note 2)
Revenue	$254,007	$735,934

Cost of sales and operating expenses	240,878	609,749
Depreciation and amortization	28,921	23,113

Operating income (loss) before undernoted items	(15,792)	103,072
Interest expense (note 7)	(7,559)	(10,690)
Interest and other income (expense)	(3,581)	(837)

Income (loss) before income taxes	(26,932)	91,545
Income tax recovery (expense):
Current	95	(23,960)
Future	8,431	(2,987)

	8,526	(26,947)

Net income (loss)	$(18,406)	$64,598

Net income (loss) per common share:
Basic	$(0.20)	$0.66
Diluted	$(0.20)	$0.66

Weighted average number of common shares outstanding:
Basic	92,034,025	97,155,124
Diluted	92,034,025	97,534,095

Number of common shares outstanding at period end	92,039,492	95,588,767
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 14
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Mar 31	Dec 31
	2009	2008
		(As adjusted-
		Note 2
ASSETS
Current assets:
Cash and cash equivalents	$312,894	$328,430
Receivables	150,754	213,419
Inventories	126,783	177,637
Prepaid expenses	20,466	16,840

	610,897	736,326
Property, plant and equipment (note 4)	1,978,665	1,899,059
Other assets	169,463	168,988

	$2,759,025	$2,804,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$174,784	$235,369
Current maturities on long-term debt (note 6)	15,282	15,282
Current maturities on other long-term liabilities	6,916	8,048

	196,982	258,699
Long-term debt (note 6)	817,021	772,021
Other long-term liabilities	90,541	97,441
Future income tax liabilities	290,761	299,192
Non-controlling interest	104,592	88,604
Shareholders’ equity:
Capital stock	427,345	427,265
Contributed surplus	24,862	22,669
Retained earnings	829,834	862,507
Accumulated other comprehensive loss	(22,913)	(24,025)

	1,259,128	1,288,416

	$2,759,025	$2,804,373

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 15
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Loss	Equity
Balance, December 31, 2007, as previously reported	98,310,254	$451,640	$16,021	$876,348	$(8,655)	$1,335,354
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles 3064 (note 2)	—	—	—	(7,790)	—	(7,790)
Non-controlling interest proportionate share (note 2)	—	—	—	1,858	3,462	5,320

Balance, December 31, 2007, as adjusted	98,310,254	451,640	16,021	870,416	(5,193)	1,332,884
Net income and other comprehensive loss, as previously reported	—	—	—	172,298	(31,363)	140,935
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles 3064 (note 2)	—	—	—	(5,818)	—	(5,818)
Non-controlling interest proportionate share (note 2)	—	—	—	2,273	12,531	14,804

Net income and other comprehensive loss, as adjusted				168,753	(18,832)	149,921
Compensation expense recorded for stock options	—	—	8,225	—	—	8,225
Issue of shares on exercise of stock options	224,016	4,075	—	—	—	4,075
Reclassification of grant date fair value on exercise of stock options	—	1,577	(1,577)	—	—	—
Payments for shares repurchased	(6,502,878)	(30,027)	—	(119,829)	—	(149,856)
Dividend payments	—	—	—	(56,833)	—	(56,833)

Balance, December 31, 2008	92,031,392	427,265	22,669	862,507	(24,025)	1,288,416
Net loss	—	—	—	(18,406)	—	(18,406)
Compensation expense recorded for stock options	—	—	2,235	—	—	2,235
Issue of shares on exercise of stock options	8,100	38	—	—	—	38
Reclassification of grant date fair value on exercise of stock options	—	42	(42)	—	—	—
Dividend payments	—	—	—	(14,267)	—	(14,267)
Other comprehensive income	—	—	—	—	1,112	1,112

Balance, March 31, 2009	92,039,492	$427,345	$24,862	$829,834	$(22,913)	$1,259,128

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three months ended
	Mar 31	Mar 31
	2009	2008
Net income (loss)	$(18,406)	$64,598
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts (note 12)	42	(265)
Change in fair value of interest rate swap contracts (note 12)	1,070	(7,138)

	1,112	(7,403)

Comprehensive income (loss)	$(17,294)	$57,195

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 16
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31	Mar 31
	2009	2008
		(As adjusted-
		Note 2
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(18,406)	$64,598
Add (deduct) non-cash items:
Depreciation and amortization	28,921	23,113
Future income taxes	(8,431)	2,987
Stock-based compensation expense	1,874	4,628
Other	2,149	5,859
Other cash payments, including stock-based compensation	(1,290)	(320)

Cash flows from operating activities before undernoted	4,817	100,865
Changes in non-cash working capital (note 11)	63,036	8,267

	67,853	109,132

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	—	(74,076)
Dividend payments	(14,267)	(13,464)
Proceeds from limited recourse debt (note 6)	45,000	39,000
Equity contribution by non-controlling interest	16,060	13,600
Repayment of limited recourse debt	(313)	(312)
Proceeds on issue of shares on exercise of stock options	38	2,392
Repayment of other long-term liabilities	(7,641)	(4,998)

	38,877	(37,858)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(16,899)	(8,151)
Egypt plant under construction	(86,352)	(94,757)
Dorado Riquelme investment (note 13)	(8,089)	—
GeoPark financing	—	(11,390)
Changes in reserve accounts	7,600	—
Other assets	(2,411)	306
Changes in non-cash working capital (note 11)	(16,115)	19,658

	(122,266)	(94,334)

Decrease in cash and cash equivalents	(15,536)	(23,060)
Cash and cash equivalents, beginning of period	328,430	488,224

Cash and cash equivalents, end of period	$312,894	$465,164

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$20,358	$16,989
Income taxes paid, net of amounts refunded	$5,765	$28,148
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 17
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 14. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2008 Annual Report. Certain prior period comparatives have been reclassified to conform with the current year presentation.
2.	Changes to Canadian generally accepted accounting principles and reclassifications:
On January 1, 2009, the Company adopted the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The impact of the retroactive adoption of this standard on the Company’s consolidated balance sheet at January 1, 2009 is approximately $13 million recorded as a reduction to opening retained earnings and property plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard. The impact for the three months ended March 31, 2009 was an increase to selling, general and administrative expenses of approximately $1.2 million (2008 — $0.9 million).
As a portion of these pre-operating expenditures were incurred in a non-wholly-owned subsidiary, the Company has also adjusted the opening non-controlling interest (NCI) and retained earnings balances at December 31, 2008 for the NCI’s proportionate share of approximately $4 million. In addition, the Company has retrospectively reclassified approximately $16 million from accumulated other comprehensive loss to NCI, representing the NCI’s share of accumulated other comprehensive loss to December 31, 2008.
3.	Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three months ended March 31, 2009 was $231 million (2008 — $573 million).
4.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value
March 31, 2009
Plant and equipment	$2,557,059	$1,316,928	$1,240,131
Egypt plant under construction	676,937	—	676,937
Other	128,033	66,436	61,597

	$3,362,029	$1,383,364	$1,978,665

December 31, 2008
Plant and equipment	$2,544,163	$1,299,296	$1,244,867
Egypt plant under construction	590,585	—	590,585
Other	127,731	64,124	63,607

	$3,262,479	$1,363,420	$1,899,059

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 18
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Mar 31	Dec 31
Consolidated Balance Sheets	2009	2008
Cash and cash equivalents	$52,138	$35,749
Other current assets	52,105	57,374
Property, plant and equipment	253,869	249,609
Other assets	10,549	18,149
Accounts payable and accrued liabilities	27,757	19,927
Long-term debt, including current maturities (note 6)	106,750	106,592
Future income tax liabilities	15,288	17,942

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Income	2009	2008
Revenue	$37,861	$82,077
Expenses	(34,675)	74,634

Income before income taxes	3,186	7,443
Income tax expense	(742)	(1,902)

Net income	$2,444	$5,541

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Cash Flows	2009	2008
Cash inflows from operating activities	$17,322	$24,554
Cash outflows from investing activities	(933)	(166)
6.	Long-term debt:

	Mar 31	Dec 31
	2009	2008
Unsecured notes
8.75% due August 15, 2012	$198,290	$198,182
6.00% due August 15, 2015	148,564	148,518

	346,854	346,700
Atlas limited recourse debt facilities	106,750	106,592
Egypt limited recourse debt facilities	365,574	320,574
Other limited recourse debt facilities	13,125	13,437

	832,303	787,303
Less current maturities	(15,282)	(15,282)

	$817,021	$772,021

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 19
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Interest expense:

	Three Months Ended
	Mar 31	Mar 31
	2009	2008
Interest expense before capitalized interest	$15,049	$13,855
Less: capitalized interest related to Egypt project	(7,490)	(3,165)

Interest expense	$7,559	$10,690

In 2007, the Company reached financial close and secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the three months ended March 31, 2009, interest costs related to this project of $7.5 million were capitalized (2008 — $3.2 million).
8.	Net income (loss) per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended
	Mar 31	Mar 31
	2009	2008
Denominator for basic net income (loss) per common share	92,034,025	97,155,124
Effect of dilutive stock options	—	378,971

Denominator for diluted net income (loss) per common share	92,034,025	97,534,095

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:
Common shares reserved for outstanding incentive stock options at March 31, 2009:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at December 31, 2008	76,450	$6.95	3,743,117	$23.27
Granted	—	—	1,361,130	6.33
Exercised	(8,100)	5.85	—	—
Cancelled	(1,000)	5.85	(5,325)	25.27

Outstanding at March 31, 2009	67,350	$7.09	5,098,922	$18.75

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 20
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Stock-based compensation (continued):
Information regarding the incentive stock options outstanding at March 31, 2009 is as follows:

	Options Outstanding at			Options Exercisable at
	March 31, 2009			March 31, 2009
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of Stock	Weighted
	Contractual Life	Options	Average Exercise	Options	Average Exercise
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Price

Options denominated in CAD
$3.29 to 9.56	1.5	67,350	$7.09	67,350	$7.09

Options denominated in USD
$6.33 to 11.56	6.5	1,548,680	$6.60	187,550	$8.57
$17.85 to 22.52	3.7	1,466,150	20.26	1,459,483	20.25
$23.92 to 28.43	5.4	2,084,092	26.71	1,023,657	26.14

	5.3	5,098,922	$18.75	2,670,690	$21.69

(ii)	Performance stock options:
As at March 31, 2009, there were 35,000 shares (December 31, 2008 — 35,000 shares) reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.
(iii)	Compensation expense related to stock options:
For the three months ended March 31, 2009, compensation expense related to stock options included in cost of sales and operating expenses was $2.2 million (2008 — $2.9 million). For the three months ended March 31, 2009, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2009
Risk-free interest rate	1.8%
Dividend yield	2%
Expected life	5 years
Volatility	44%
Forfeiture rate	5%
Weighted average fair value of options granted (USD per share)	$2.06

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 21
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Stock-based compensation (continued):
b)	Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at March 31, 2009 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance
	Units	Units	Share Units
Outstanding at December 31, 2008	411,395	12,523	1,057,648
Granted	112,131	15,200	396,470
Granted in-lieu of dividends	10,187	606	22,913
Redeemed	—	—	(395,420)
Cancelled	—	—	(11,039)

Outstanding at March 31, 2009	533,713	28,329	1,070,572

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2009 was $16.7 million compared with the recorded liability of $14.7 million. The difference between the fair value and the recorded liability of $2.0 million will be recognized over the weighted average remaining service period of approximately 2.1 years.
For the three months ended March 31, 2009, compensation expense related to deferred, restricted and performance share units included was a net recovery of $0.4 million (2008 — expense of $1.7 million), recorded in cost of sales and operating expenses, after a recovery of $3.0 million (2008 — recovery of $1.7 million), related to the effect of the change in the Company’s share price.
10.	Retirement plans:
Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three months ended March 31, 2009 was $3.5 million (2008 — $2.9 million).

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 22
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Changes in non-cash working capital:
The change in cash flows related to changes in non-cash working capital for the three months ended March 31, 2009 were as follows:

	Three Months Ended
	Mar 31	Mar 31
	2009	2008
Decrease (increase) in non-cash working capital:
Receivables	$62,665	$102,331
Inventories	50,854	(36,189)
Prepaid expenses	(3,626)	(16,617)
Accounts payable and accrued liabilities	(60,585)	(27,383)

	49,308	22,142
Adjustments for items not having a cash effect	(2,387)	5,783

Changes in non-cash working capital having a cash effect	$46,921	$27,925

These changes relate to the following activities:
Operating	$63,036	$8,267
Investing	(16,115)	19,658

Changes in non-cash working capital	$46,921	$27,925

12.	Financial instruments:
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Mar 31	Dec 31
	2009	2008
Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$312,894	$328,430
Reserve accounts included in other assets	10,549	18,149

Loans and receivables:
Receivables (excluding current portion of GeoPark financing)	144,772	207,419
Dorado Riquelme investment included in other assets (note 13)	50,311	42,123
GeoPark financing, including current portion	34,726	36,616

	$553,252	$632,737

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$174,784	$235,369
Long-term debt, including current portion	832,303	787,303
Capital lease obligation included in other long-term liabilities, including current portion	19,606	20,742

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	34,979	38,100
Derivative instruments	637	1,771

	$1,062,309	$1,083,285

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Financial instruments (continued):
At March 31, 2009, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and reserve accounts included in other assets which are recorded at fair value.
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015.
These interest rate swaps had outstanding notional amounts of $316 million as at March 31, 2009. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At March 31, 2009, these interest rate swap contracts had a negative fair value of $35.0 million (December 31, 2008 - negative $38.1 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At March 31, 2009, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 12.7 million euro in exchange for US dollars and these euro contracts had a positive fair value of $0.2 million (December 31, 2008 — fair value of nil). Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.
At March 31, 2009, the Company’s derivative financial instruments that have not been designated as cash flow hedges include a floating-for-fixed interest rate swap contract with a negative fair value of $0.6 million (December 31, 2008 — $0.6 million) recorded in other long-term liabilities. For the three months ended March 31, 2009, the total change in fair value of these derivative financial instruments was nil (2008 — negative $0.3 million).
13.	Dorado Riquelme investment:
On May 5, 2008, the Company signed an agreement with Empresa Nacional del Petroleo (ENAP), the Chilean state-owned oil and gas company to accelerate gas exploration and development in the Dorado Riquelme exploration block and supply new Chilean-sourced natural gas to the Company’s production facilities in Chile. Under the arrangement, the Company expects to contribute approximately $100 million in capital over the next two or three years and will have a 50% participation in the block. As of March 31, 2009, the Company had contributed $50.3 million (December 31, 2008 — $42.1 million) of the total expected capital of $100 million for the Dorado Riquelme block and this amount has been recorded in other assets. The arrangement is subject to approval by the government of Chile and $33.6 million (December 31, 2008 — $33.5 million) of the amount contributed has been placed in escrow until final approval is received. Additionally, the Company invested $16.7 million (December 31, 2008 — $8.6 million) related to developmental and exploratory wells in the Dorado Riquelme block, which has been recorded in other assets.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 24
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	United States generally accepted accounting principles:
The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).
The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income (loss) for the three months ended March 31, 2009 and 2008 are as follows:

	Three Months Ended
	Mar 31	Mar 31
	2009	2008
Net income (loss) in accordance with Canadian GAAP	$(18,406)	$64,598
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)
Stock-based compensation [b]	55	13
Uncertainty in income taxes [c]	(414)	(415)
Income tax effect of above adjustments [d]	168	168

Net income (loss) in accordance with U.S. GAAP	$(19,075)	$63,886

Per share information in accordance with U.S. GAAP:
Basic net income (loss) per share	$(0.21)	$0.66
Diluted net income (loss) per share	$(0.21)	$0.66
The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income (loss) for the three months ended March 31, 2009 and 2008 are as follows:

	Three Months Ended
	Mar 31, 2009			Mar 31, 2008
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$(18,406)	$(669)	$(19,075)	$63,886

Change in fair value of forward exchange contracts, net of tax	42	—	42	(265)
Change in fair value of interest rate swap, net of tax	1,070	—	1,070	(7,138)
Change related to pension, net of tax [e]	—	354	354	241

Comprehensive income (loss)	$(17,294)	$(315)	$(17,609)	$56,724

a)	Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2008 — $0.5 million) was recorded for the three months ended March 31, 2009.
b)	Stock-based compensation:
The Company has 22,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 25
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	United States generally accepted accounting principles (continued):
c)	Accounting for uncertainty in income taxes:
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, an income tax expense of $0.4 million (2008 — $0.4 million) was recorded for the three months ended March 31, 2009.
d)	Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2008 — $0.2 million) was recorded for the three months ended March 31, 2009.
e)	Defined benefit pension plans:
Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, an increase to other comprehensive income of $0.4 million (2008 — $0.2 million) was recorded for the three months ended March 31, 2009.
f)	Interest in Atlas joint venture:
U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.
g)	Non-controlling Interests:
Effective January 1, 2009, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. FAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labelled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. Under this standard, the Company would be required to reclassify non-controlling interest on the consolidated balance sheet into shareholders’ equity.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 26
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Quarterly History (unaudited)

	Q1 2009	2008	Q4	Q3	Q2	Q1	2007	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES
(thousands of tonnes)

Company produced	1,000	3,363	829	946	910	678	4,569	997	1,073	1,360	1,139
Purchased methanol	270	2,074	435	429	541	669	1,453	421	387	269	376
Commission sales [1]	131	617	134	172	168	143	590	195	168	89	138

	1,401	6,054	1,398	1,547	1,619	1,490	6,612	1,613	1,628	1,718	1,653

METHANOL PRODUCTION
(thousands of tonnes)

Chile	228	1,088	272	246	261	309	1,841	288	233	569	751
Titan, Trinidad	223	871	225	200	229	217	861	220	191	225	225
Atlas, Trinidad (63.1%)	204	1,134	269	284	288	293	982	278	290	234	180
New Zealand	194	570	200	126	124	120	435	75	122	120	118

	849	3,663	966	856	902	939	4,119	861	836	1,148	1,274

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	199	424	321	413	412	545	375	514	270	286	444
($/gallon)	0.60	1.28	0.97	1.24	1.24	1.64	1.13	1.55	0.81	0.86	1.34

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$(0.20)	1.79	(0.04)	0.75	0.40	0.66	3.69	1.74	0.24	0.35	1.38
Diluted net income (loss)	$(0.20)	1.78	(0.04)	0.74	0.40	0.66	3.68	1.72	0.24	0.35	1.37

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2009 FIRST QUARTER REPORT	PAGE 27
QUARTERLY HISTORY

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 28, 2009	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary